UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-41836

Birkenstock Holding plc

(Translation of registrant’s name into English)

1-2 Berkeley Square

London W1J 6EA

United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Successful Pricing of €900,000,000 Senior Notes due 2033 by Birkenstock Group B.V. & Co. KG

and Notice of Redemption of 5.25% Senior Notes due 2029 issued by Birkenstock Financing S.à r.l.

On June 16, 2026, Birkenstock Holding plc (NYSE: BIRK) (the “Company” and, together with its subsidiaries, the “Group”) announced the successful pricing of the previously announced offering (the “Offering”) of €900,000,000 in aggregate principal amount of 4.500% Senior Notes due 2033 (the “Notes”) by Birkenstock Group B.V. & Co. KG, an indirect wholly-owned subsidiary of the Company (the “Issuer”). The Notes will be guaranteed on the issue date on a senior unsecured basis by certain of the Company’s subsidiaries.

Application will be made to The International Stock Exchange Authority Limited for the listing of and permission to deal in the Notes on the Official List of The International Stock Exchange. Settlement of the Notes is subject to customary market and other closing conditions and is expected to occur on June 19, 2026.

The gross proceeds from the Offering will be used, directly or indirectly, (i) to redeem the €428.5 million of outstanding 5.25% Senior Notes due 2029 issued by Birkenstock Financing S.à r.l. (the “Existing Notes”) in full at par, including any accrued and unpaid interest thereon, on June 26, 2026 (the "Redemption"), (ii) for (a) financing any repurchases that the Company may, at its discretion, undertake of its ordinary shares as announced on June 15, 2026 or (b) to the extent such share repurchases are commercially unreasonable or otherwise not feasible or preferable, refinancing other existing indebtedness of the Group and general corporate purposes in each case as described in the press release furnished as Exhibit 99.1 hereto and (iii) to pay fees and expenses associated with the foregoing transactions and certain amendments to the Group’s term and revolving facilities agreement.

The Redemption is conditional upon the closing of the Offering. A conditional notice of the Redemption will be sent to all registered holders of the Existing Notes.

A copy of the press release relating to the above matters is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein.

The information in Exhibit 99.1 hereto is also incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-284905), filed with the U.S. Securities and Exchange Commission (the "SEC") on February 13, 2025, and Form S-8 (File No. 333-274968), filed with the SEC on October 13, 2023, in each case to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

The information in this Report on Form 6-K (including Exhibit 99.1 hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Exhibit Index

Exhibit Number	Description
99.1	Press Release of Birkenstock Holding plc, dated June 16, 2026 (Pricing of the Offering).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Birkenstock Holding plc

Date: June 16, 2026	By:_/s/ Ruth Kennedy____________
Name: Ruth Kennedy
Title: Director